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                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

     Includes the free translation of the essential issue filed by Sociedad
      Quimica y Minera de Chile S.A. to the Superintendencia de Valores y
                      Seguros de Chile on August 18, 2004.

                    SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                    ---------------------------------------
             (Exact name of registrant as specified in its charter)

                   CHEMICAL AND MINING COMPANY OF CHILE INC.
                   -----------------------------------------
                (Translation of registrant's name into English)

                EL TROVADOR 4285, SANTIAGO, CHILE (562) 425-2000
                ------------------------------------------------
                     (Address and phone number of principal
                               executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  x                                  Form 40-F
                   ---                                           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                           No  x
             ---                                          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82___________


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                                      SQM
                    SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                       Santiago, August 18, 2004

Mr. Alejandro Ferreiro Y. Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O'Higgins 1449 Santiago

                                                                 ESSENTIAL ISSUE

Dear Mr. Superintendent.

         We hereby inform you that Sociedad Quimica y Minera de Chile S.A. ("SQM"), at a public auction carried out today at the Santiago Stock Exchange, has sold 653,748,837 shares of Empresas Melon S.A. for a price of Ch$67 per share. This transaction has generated after-tax profits for SQM in the approximate amount of US$5.6 million, which will be fully reflected in the Company's 2004 earnings.

         We inform you the above as an essential issue and in compliance with articles 9 and 10 of Law Number 18.045. Additionally, also in compliance with the indications set forth in the Rule of General Character Number 30 that was issued on November 10, 1989.

         We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

         Yours truly,


                    SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.


                         CONF: /S/ PATRICIO CONTESSE G.
                               ------------------------
                              PATRICIO CONTESSE G.
                            CHIEF EXECUTIVE OFFICER



Cc:      Santiago Stock Exchange
         Brokers Stock Exchange
         Electronic Stock Exchange
         New York Stock Exchange
         Securities and Exchange Commission
         The Bank of New York

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                    SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                           Conf: /s/ Ricardo Ramos R.
                                 --------------------
                                Ricardo Ramos R.
                            Chief Financial Officer




                             Date: August 18, 2004